Exhibit 99.1

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2009)

February 26, 2010

ROGERS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM INDEX

The following is an index of the Annual Information Form of Rogers Communications Inc. (“RCI”) referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, and RCI’s 2009 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at www.sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated by reference from
		Annual Information Form	2009 MD&A
Item 1	- Cover Page	p. 1
Item 2	- Index	p. 2
Item 3	- Corporate Structure
3.1	- Name and Incorporation	p. 3
3.2	- Intercorporate Relationships	pgs. 3-6
Item 4	- General Development of the Business
4.1	- Three Year History	pgs. 6-10
4.2	- Significant Acquisitions	p. 10
Item 5	- Narrative Description of the Business
5.1	- General - Business Overview	pgs. 10-11	p. 2
	- Rogers Wireless		pgs. 7-13
	- Rogers Cable		pgs. 14-23
	- Rogers Media		pgs. 23-25
	- Employees		p. 28
	- Properties, Trademarks, Environmental and Other Matters	pgs. 10-11
5.2	- Risk Factors	p. 11
Item 6	- Dividends
6.1	- Dividends	p. 11
Item 7	- Description of Capital Structure
7.1	- General Description of Capital Structure	p. 11
7.2	- Constraints	pgs. 11-12
7.3	- Ratings	pgs. 12-13
Item 8	- Market for Securities
8.1	- Trading Price and Volume	p. 14
8.2	- Prior Sales	p. 14
Item 9	- Escrowed Securities	p. 14
Item 10	- Directors and Officers	pgs. 14-19
Item 11	- Promoters	p. 21
Item 12	- Legal Proceedings and Regulatory Actions	p. 21
12.1	- Legal Proceedings	p. 21
12.2	- Regulatory Actions	p. 21
Item 13	- Interest of Management and Others in Material Transactions	p. 21
Item 14	- Transfer Agents and Registrars	p. 21
Item 15	- Material Contracts	p. 21
Item 16	- Interests of Experts
16.1	- Name of Experts	p. 21
16.2	- Interests of Experts	p. 21
Item 17	- Audit Committee
17.1	- Audit Committee Mandate	pgs. 21-25
17.2	- Composition of the Audit Committee	p. 26
17.3	- Relevant Education and Experience	p. 26
17.4	- Reliance on Certain Exemptions	p. 26
17.5	- Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	p. 26
17.6	- Reliance on Section 3.8	p. 26
17.7	- Audit Committee Oversight	p. 26
17.8	- Pre-Approval Policies and Procedures	p. 27
17.9	- External Auditor Service Fee	p. 27
Item 18	- Additional Information
18.1	- Additional Information	p. 28

ITEM 3 - CORPORATE STRUCTURE

Item 3.1 - Name and Incorporation

Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

For the purposes of this report, Rogers’ operations have been reported in the following segments as at December 31, 2009:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our cable communications operations, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Major League Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

Item 3.2 - Intercorporate Relationships

The following summary organization chart illustrates, as of February 1, 2010, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown. Summary operating data has also been provided as at December 31, 2009.

Rogers Communications Inc.(1) (British Columbia)
Rogers Wireless Alberta Inc. (Alberta)
Fido Solutions Inc. (British Columbia)
Rogers Wireless Partnership (Ontario)
Rogers Cable Communications Inc. (Ontario)
Rogers Media Inc. (British Columbia)
Rogers Cable Partnership (Ontario)
Rogers Publishing Limited (Ontario)
Rogers Broadcasting Limited (Canada)
Rogers Sportsnet Inc. (Canada)(2)
Blue Jays Holdco Inc. (Ontario)(3)

(1)
Unless otherwise noted ownership is 100% with the exception that (i) 101,064,777 partnership units of RWP are held by RCI and 1 partnership unit is held by each of Fido and RCCI; (ii) Fido holds 2,657,000 First Preferred shares of RCCI and 1,000,000 Series XXXIV Preferred shares of RCI; (iii) 1 million Series XXXV Preferred shares of RCI are held by 0862081 BC Ltd., a wholly owned subsidiary of RCI; and (iv) 1 partnership unit of Rogers Cable Partnership is held by RCI and 100,000,001 units are held by RCCI.

(2)	Rogers Broadcasting Limited holds 100% of Rogers Sportsnet Inc. directly and indirectly through its subsidiary Rogers Sports Group Inc.
(3)	Blue Jays Holdco Inc., through its subsidiaries, holds a 100% interest in the Blue Jays and Rogers Centre.

WIRELESS

•	Wireless is Canada’s largest wireless voice and data communications service provider serving approximately 8.5 million retail voice and data customers as at December 31, 2009.

•
Wireless operates a Global System for Mobile Communications and General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology and the next generation High Speed Packet Access (“HSPA”) network. Wireless’ GSM network provides coverage to approximately 95% of Canada’s population. Wireless has also deployed a next generation wireless data technology called UMTS/HSPA (“Universal Mobile Telephone System/High-Speed Packet Access”) across the major markets in Canada representing 84.3% of the population and has UMTS/HSPA roaming in 93 international destinations as well as access to these services across the U.S. through roaming agreements with various wireless operators. In 2009, Wireless announced the commercial availability of Rogers' next generation high-speed HSPA+ network to approximately 85% of Canadians across major Canadian cities, with maximum speeds of up to 21 Mbps.

•
Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 3,600 dealer and retail locations across Canada (excluding approximately 448 Rogers Retail locations, which is a segment of Cable), selling subscriptions to service plans, handsets and prepaid air time and thousands of additional locations selling prepaid cards. Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless and Fido stores which are managed by Rogers Retail, a division of RCCI; major retail chains; and convenience stores. Wireless also offers many of its products and services through telemarketing and on the Rogers.com and Fido.ca e-business websites. The information contained in or connected to our websites is not a part of and not incorporated into this AIF. As competition intensifies in the Canadian wireless industry, distribution challenges could arise as more carriers attempt to market their products and services through existing channels.

CABLE

•
Cable is one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and is also a facilities-based telecommunications alternative to the traditional telephone companies.

•	Cable owns and operates cable systems in Ontario, New Brunswick and Newfoundland and Labrador serving approximately 2.3 million television subscribers as at December 31, 2009.

•
Cable provides: advanced digital cable service to approximately 1.7 million households; residential High-speed Internet service to approximately 1.6 million residential subscribers; residential cable telephony services to approximately 937,000 subscribers in Ontario, New Brunswick and Newfoundland and Labrador; and residential circuit-switched telephony services to approximately 124,000 subscribers across Canada.

•
Rogers Retail segment operates a retail distribution chain with 448 stores at December 31, 2009, many of which provide customers with the ability to purchase any of Rogers’ primary services (cable television, Internet, cable telephony and wireless), to pay their Rogers bills, and to pick up or return Rogers digital and Internet equipment. The segment also offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores.

•
Cable offers local and long-distance telephone, enhanced voice and data services, and IP access to medium and large Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers.

MEDIA

•	Rogers Publishing publishes more than 70 consumer magazines and trade and professional publications and directories in Canada.

•
Media’s broadcasting group (“Broadcasting”) comprises 54 radio stations across Canada; multicultural OMNI broadcast television stations; the five station Citytv broadcast television network; specialty sports television services including regional sports service Rogers Sportsnet and Setanta Sports Canada; other specialty services including Outdoor Life Network, The Biography Channel Canada and G4TechTV Canada; and Canada’s only nationally televised shopping service (“The Shopping Channel”). Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in HDTV production in Canada.

•	In addition to Media’s traditional broadcast and print media platforms, it also delivers content and conducts e-commerce over the Internet relating to many of its properties.

•	Rogers Sports Entertainment owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre sports and entertainment venue.

ITEM 4 - GENERAL DEVELOPMENT OF THE BUSINESS

Item 4.1 - Three Year History

Recent Developments

2010 Year-to-Date Developments

•
In February 2010 we announced an increase in the annual dividend from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share. The new annual dividend of $1.28 per share will be paid in quarterly amounts of $0.32 per each outstanding Class A Voting and Class B Non-Voting share. We also announced that the Toronto Stock Exchange (the “TSX”) approved the renewal of the Company’s normal course issuer bid (“NCIB”) program for the repurchase of up to the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9.08% of Class B Non-Voting shares outstanding at February 11, 2010, and that number of Class B Non-Voting shares that can be repurchased under the NCIB for an aggregate purchase price of $1.5 billion during the next twelve months.

•
On January 29, 2010, Cable acquired 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly owned subsidiary of Oakville Hydro Corporation. Blink is a data focused telecom provider that delivers next generation and leading edge service, through its end-to-end owned network, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville and Mississauga, Ontario areas.

2009 Highlights

•
On December 1, 2009, we increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. with the acquisition of 3.2 million subordinate voting shares of Cogeco Cable Inc. and 1.6 million subordinate voting shares of Cogeco Inc. These purchases were made for investment purposes and increase Rogers’ ownership of Cogeco Cable Inc. to approximately 20% and of Cogeco Inc. to approximately 30%.

•
At December 31, 2009, there were no advances outstanding under our $2.4 billion bank credit facility that matures in July 2013 and the full amount is available to be drawn, excluding letters of credit of $47 million. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May 2011. This financial position provides us with substantial liquidity and flexibility.

•	In December 2009, we redeemed the entire outstanding principal amount of our U.S. $400 million 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102%.

•
In March 2009 we announced the appointment of Nadir Mohamed as President and Chief Executive Officer. This appointment followed an extensive search carried out by our Board of Directors following the December 2008 passing of our founder and Chief Executive Officer, Ted Rogers. A communications industry veteran with more than 25 years of experience, Nadir Mohamed was previously President and Chief Operating Officer of our Communications Group division, which included our Wireless and Cable businesses.

•
In February 2009 RCI renewed its prior NCIB, which was accepted by the TSX on February 18, 2009, for repurchases of its Class B Non-Voting shares through the facilities of the TSX for a further one-year period. The initial maximum number of Class B Non-Voting shares which the Company could purchase pursuant to the NCIB was the lesser of 15 million, representing approximately 2.9% of the number of Class B Non-Voting shares outstanding at December 31, 2008, and that number of Class B Non-Voting shares that could be purchased under the NCIB for an aggregate purchase price of $300 million. In May 2009 we announced an amendment to increase our Class B Non-Voting share buyback program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B Non-Voting shares during the twelve month period commencing February 20, 2009 and ending February 19, 2010 under which we purchased for cancellation 43.8 million outstanding Class B Non-Voting shares during 2009 for $1.3 billion.

•
In February 2009 we announced an increase in the annual dividend from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share. The new annual dividend of $1.16 per share will be paid in quarterly amounts of $0.29 per each outstanding Class A Voting and Class B Non-Voting share. We paid $704 million in dividends to shareholders during the year.

•
We issued $2.0 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $1.0 billion of 5.80% Senior Notes due 2016 (the “2016 Notes”), $500 million of 5.38% Senior Notes due 2019 (the “2019 Notes”) and $500 million of 6.68% Senior Notes due 2039 (the “2039 Notes”). Amongst other things, proceeds of the latter offerings were used to redeem our U.S. $400 million 8.00% Senior Subordinated Notes and to repay bank debt.

•
In September 2009 we combined our Cable and Wireless operations into a single Communications Services organization to assist in creating one consistent end-to-end customer experience through the integrated management of every customer touch point. In addition, to create a more streamlined Rogers, we have further combined the strengths of Cable and Wireless by integrating the Cable and Wireless engineering teams to leverage the breadth of our network expertise to deploy Canada’s leading networks.

•	Wireless network revenue increased by 7% to $6,245 million in 2009 from $5,843 million in 2008.

•	Strong wireless subscriber growth continued in 2009, with net additions of 552,000, of which approximately 95% were postpaid subscribers.

•	Wireless postpaid subscriber monthly churn was 1.06% in 2009, compared to 1.10% in 2008.

•
Wireless postpaid monthly average revenue per user (“ARPU”) decreased 2.0% from 2008 to $73.93, reflecting the impact of competitive intensity and declines in roaming and out-of-plan usage revenues as customers reduce travel and adjust their wireless usage during the economic recession, which offset the significant growth in wireless data revenue.

•
Revenues from wireless data services grew approximately 44% year-over-year to $1,366 million in 2009 from $946 million in 2008, and represented approximately 22% of network revenue compared to 16% in 2008.

•
Wireless launched the next generation Apple iPhone 3GS in Canada which offers speeds up to two times faster than the previous iPhone 3G with download speeds of up to 7.2 Mbps. Wireless also launched the first two Android operating system powered smartphones in Canada featuring built-in integration with many of Google's leading mobile services including the Android Market, which features thousands of downloadable mobile applications.

•	Grew cable telephony lines by 97,000, high-speed Internet subscribers by 48,000, and digital cable households by 114,000, while television subscribers declined by 24,000 in the year.

•
Cable’s Internet subscriber base continued to grow during the year and penetration is approximately 45% of the homes passed by our cable networks and 71% of our television customer base. In addition, digital penetration now represents approximately 72% of television households.

•	HDTV digital cable subscribers increased 26% from December 31, 2008 to December 31, 2009, to 715,000.

•
Independent research firm comScore Inc. found Rogers Hi-Speed Internet to have the fastest and most reliable Internet access speeds for Ontario customers. The results, which were based on over 300,000 network speed tests conducted over a three month period in mid-2009, showed that the Rogers Hi-Speed Internet product delivers the faster and more reliable Internet speeds when compared to Cable’s primary DSL competitor.

•
Cable launched DOCSIS 3.0 high-speed Internet service, including two new 25 Mbps and 50 Mbps tiers, the fastest residential Internet access service available in our Cable territory. As part of the DOCSIS 3.0 launch, Rogers introduced the first DOCSIS 3.0 wireless “N” cable gateway in North America.

•	Cable began the launch of its new 50 Mbps DOCSIS 3 high-speed Internet service, the fastest residential Internet access service currently available in the market.

•
Cable furthered its lead as Canada’s premium video entertainment provider with the addition of 34 high-definition channels during 2009 to its already robust content lineup, bringing Cable’s offering to more than 100 fully dedicated HD channels and over 470 HD Movies, specials and TV shows On Demand. Rogers Cable customers can now receive four times more HD content choices than are available through Canadian satellite TV offerings.

•
Cable launched TV Call Display, a new product enhancement to its Rogers Home Phone and Rogers Digital TV service whereby incoming calls are displayed and managed on customers’ TV screens, including the option for customers to send calls directly to their Rogers voicemail with their TV remote control.

•
Cable introduced the Rogers On Demand Online portal, Canada’s most comprehensive online destination for primetime and specialty TV programming, movies, sports and web-only extras. By expanding the TV experience to the Internet, Rogers’ Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a vast and rapidly expanding library of top programming wherever they have an Internet connection in Canada.

2008 Highlights

•
We closed US$1.75 billion investment grade debt offerings on August 6, 2008, consisting of US$1.4 billion of 6.8% Senior Notes due 2018, and US$350 million 7.5% Senior Notes due 2038. Proceeds of the offerings were used in part to fund the $1.0 billion purchase of 20 MHz of spectrum in the Advanced Wireless Services (“AWS”) auction.

•	We purchased for cancellation 4,077,400 outstanding Class B Non-Voting shares during the year for $136.7 million under Board approval to repurchase up to $300 million of outstanding shares.

•	In January 2008, we announced an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share.

•	Network revenue increased by 13% to $5,843 million in 2008 from $5,154 million in 2007.

•	Strong wireless subscriber growth continued in 2008, with net postpaid additions of 537,000 and net prepaid additions of 67,000.

•	Wireless postpaid subscriber monthly churn was 1.10%, compared to 1.15% in 2007.

•	Wireless postpaid monthly average revenue per user ARPU increased 4% from 2007 to $75.27, aided by strong increases in wireless data revenue.

•
Revenues from wireless data services grew approximately 39% year-over-year to $946 million in 2008 from $683 million in 2007, and represented approximately 16% of network revenue, compared to 13% in 2007.

•
Wireless launched the Apple iPhone 3G in Canada on July 11, 2008 and activated approximately 385,000 of the devices during the second half of the year. Approximately 35% of these activations were to subscribers new to Wireless with the other 65% being to existing Rogers Wireless subscribers who upgraded to the iPhone and committed to new three year term contracts. The vast majority of iPhone subscribers have attached both voice and monthly data packages and are generating monthly ARPU considerably above the monthly ARPU generated from Wireless’ overall subscriber base. The initial sales volumes of this device drove significantly higher acquisition and retention costs at Wireless.

•
Canada’s AWS spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless was the only carrier to successfully acquire 20 MHz of AWS spectrum across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/POP, where POP refers to person of population.

•
Wireless announced the launch of its Fido UNO and Rogers Home Calling Zone plans that allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection. This converged service utilizes technology known as Unlicensed Mobile Access (“UMA”) and provides our customers with the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.

•
Availability of the Rogers Portable Internet service was expanded to now include more than 150 urban and rural communities across Canada. With this most recent expansion, the Inukshuk joint venture’s network has become the second largest broadband fixed wireless network in the world.

•
Through organic growth and acquisitions, Cable subscriptions increased cable telephony lines by 184,000, high-speed residential Internet subscribers by 117,000, digital cable households by 197,000 and television subscribers by 25,000 in the year.

•
HDTV digital cable subscribers were up 37% from December 31, 2007 to December 31, 2008, to 568,000, while the number of purchases of Rogers on Demand products increased by approximately 15% year-over-year.

•
Independent research firm comScore Inc. found Rogers Hi-Speed Internet to be the fastest and most reliable Internet access service for residential customers in the Greater Toronto Area. The results, which were based on over 120,000 network speed tests conducted over a four month period in 2008, showed that the Rogers Hi-Speed Internet product delivers faster speeds across all service tiers when compared to Cable’s primary DSL competitor.

•
On June 12, 2008, we acquired 100% of the outstanding shares of Aurora Cable. Aurora Cable passes approximately 26,000 homes and provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

•
On April 30, 2008, we acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $61 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective April 30, 2008.

•
On July 31, 2008, we acquired the remaining two-thirds of the shares of Outdoor Life Network (“OLN”) that we did not already own, for cash consideration of $39 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with ours effective July 31, 2008.

•	Cable invested in switched digital video technology to allow for expansion of our available channel lineup and HDTV choices.

•
In December 2008 Rogers’ founder, President and Chief Executive Officer, Ted Rogers passed away. Under his estate arrangements, voting control of RCI and its subsidiaries passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Mr. Rogers are beneficiaries. See “Outstanding Shares and Main Shareholder” in RCI’s Information Circular.

2007 Highlights

•
We completed the amalgamation of RCI with its wholly owned Cable and Wireless holding company subsidiaries, with RCI assuming all the rights and obligations under the outstanding Cable and Wireless public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, RCI entered into a new unsecured $2.4 billion bank credit facility and the credit facilities of these holding companies and Rogers Media Inc. were terminated. This amalgamation was effected principally to simplify our corporate structure to enable the streamlining of reporting and compliance obligations.

•	We achieved investment grade credit status following the upgrade of our corporate debt ratings by credit rating agencies Fitch, Moody’s and Standard & Poor’s.

•
We introduced a cash settlement feature for outstanding employee stock options to tax efficiently deploy cash to mitigate dilution that would otherwise occur upon the exercise of such options. The introduction of this cash settlement feature in the second quarter resulted in a one-time non-cash charge for accounting purposes of $452 million partially offset by a related future income tax benefit of $160 million.

•
We redeemed Wireless’ US$550 million principal amount of Floating Rate Senior Notes due 2010 at the stipulated redemption price of 102.00% and its US$155 million principal amount of 9.75% Senior Debentures due 2016 at a redemption price of 128.42%.

•	We repaid at maturity Cable’s $450 million aggregate principal amount of 7.60% Senior Secured Notes.

•
We announced an increase in the annual dividend from $0.16 to $0.50 per Class A Voting and Class B Non-Voting share. In addition, subsequent to the year-end, we announced a further increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share. This reflects our Board of Directors’ continued confidence in the strategies that we have employed to position ourself as a growing and increasingly profitable communications company, while concurrently recognizing the importance of returning meaningful portions of the growing cash flows being generated by the business to shareholders.

•
Wireless launched the Rogers Vision suite of services on Wireless’ new HSPA 3G wireless network, the fastest wireless network in Canada, including the first wireless video calling service in North America. This powerful 3G technology significantly improves data download speeds on wireless devices, providing a user experience similar to broadband high-speed wireline services.

•	Wireless decommissioned its TDMA and analog wireless networks effective May 31, 2007 and moved the remaining customers on these networks onto its more advanced GSM network.

•
The Fido wireless brand was recognized by J.D. Power and Associates as being the number one rated Canadian wireless carrier for postpaid wireless service customer satisfaction. This independently conducted research determined that Fido outranked all six of the other Canadian wireless brands in terms of customer perceptions of billing, call quality, cost of service, customer service and service plan options.  Fido also earned the top score in the wireless retailer category.

•
Cable entered into a renegotiated agreement with Yahoo! Inc. (“Yahoo!”) that will eliminate monthly per subscriber fees and see both companies work jointly on advertising revenue opportunities leveraging Rogers’ high-speed Internet access portal and subscriber base. In connection with this new agreement, Cable made a one-time payment to Yahoo! in the fourth quarter of 2007 of $52 million, and Cable’s cost of providing its Internet service will be reduced by approximately $25 million per year over the four year term of the new agreement. Rogers’ branding of its Internet service is being transitioned to “Rogers Hi-Speed Internet”, while the on-line portal will continue to be branded as “Rogers Yahoo!”.

•	Cable expanded the availability of its residential telephony service to approximately 95% of homes passed by its cable networks.

•
Media acquired the Citytv network of five television stations in Canada from CTVglobemedia Inc. for cash consideration of $405 million including acquisition costs. The acquisition was accounted for using the purchase method, with the results of operations consolidated with ours effective October 31, 2007.

Item 4.2 - Significant Acquisitions

N/A

ITEM 5 - NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS

In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.

RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the cable distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long-term leases. Wireless’ network reaches approximately 95% of the Canadian population and is located in all ten provinces. Cable’s cable network is clustered in three key urban markets in Southern Ontario (Toronto, Ottawa and the Guelph to London corridor), New Brunswick and Newfoundland and Labrador.

The Company operates an extensive national fibre network with over 179 co-locations in 63 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa and Montréal  and also maintains network facilities in the U.S. and United Kingdom.

The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.

In 2009, the Company spent approximately $600,000 relating to environmental protection requirements. Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.

The Company and its subsidiaries have committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Other Contractual Obligations” contained on page 51 of our Management’s Discussion and Analysis for the year ended December 31, 2009 are incorporated herein by reference.

This section incorporates by reference the following sections contained in our Management’s Discussion and Analysis for the year ended December 31, 2009:

Item 5.1 - General - Business Overview

Overview - Our Business	p. 2
Seasonality	p. 59
Operating Unit Review:
Wireless:
Wireless Business	p. 7
Wireless Products and Services	p. 7
Wireless Distribution	p. 7
Wireless Networks	pgs. 7-8
Wireless Strategy	p. 8
Wireless Competition	pgs. 40-41
Recent Wireless Industry Trends	pgs. 8-9
Cable:
Cable Business	p. 14
Cable Products and Services	p. 14
Cable Distribution	pgs. 14-15
Cable Networks	pgs. 15-16
Cable Strategy	p. 16
Cable Competition	p. 41
Recent Cable Industry Trends	p. 16
Media:
Media Business	p. 23
Media Strategy	p. 23
Media Competition	pgs. 41-42
Recent Media Industry Trends	pgs. 23-24
Related Party Transactions	p. 57

Item 5.2 - Risk Factors

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and our Subsidiaries”, section contained on pages 42 to 47 of our Management’s Discussion and Analysis for the year ended December 31, 2009.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Wireless”, section contained on pages 42 to 46 of our Management’s Discussion and Analysis for the year ended December 31, 2009.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Cable”, section contained on pages 46 to 47 of our Management’s Discussion and Analysis for the year ended December 31, 2009.

The following section is incorporated by reference herein: “Risks and Uncertainties Specific to Media”, section contained on page 47 of our Management’s Discussion and Analysis for the year ended December 31, 2009.

ITEM 6 - DIVIDENDS

Item -6.1 - Dividends

This information under the heading “Dividends on RCI Equity Securities” contained on page 33 to 34 of our Management’s Discussion and Analysis for the year ended December 31, 2009 is incorporated herein by reference.

ITEM 7 - DESCRIPTION OF CAPITAL STRUCTURE

Item -7.1 - General Description of Capital Structure

The information required under the heading General Description of Capital Structure is contained in the 2009 Annual Audited Financial Statements, Note 18 and is incorporated herein by reference.

Each Class A Voting share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to holders of Class B Non-Voting shares under the Company’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer made to the holders of Class B Non-Voting shares.

Item -7.2 - Constraints

Restrictions on the Transfer, Voting and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the “Laws”) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)

The Laws have foreign ownership limits (the “Limit”) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles of Amalgamation therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the “Board”) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting and issue of our shares.

In July 2007, the federal government appointed the Competition Policy Review Panel. Among other things, this panel examined foreign ownership rules in Canada’s communications sector and in June 2008 issued its report.  While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in Canada and to purchase existing carriers which have less than 10 percent of the Canadian telecommunications market. The report further recommends that after five years, following a review of broadcasting and cultural policies including foreign investment, telecommunications and broadcasting foreign ownership restrictions should be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies.  There is no certainty of implementation. Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government.

Item -7.3 - Ratings

In May 2009, Moody’s Investors Service upgraded the rating for RCI’s senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI’s senior subordinated debt (redeemed in December 2009) to Baa3 (from Ba1), each with a Stable outlook (from Positive). Also in May 2009, Moody’s assigned its Baa2 rating to the 2016 Notes and in October 2009 Moody’s assigned its Baa2 rating to the 2019 Notes and to the 2039 Notes.

In May 2009, Standard & Poor’s Ratings Services upgraded each of the following: the long term corporate credit rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+).  All of these ratings have a stable outlook. Also in May 2009, Standard & Poor’s assigned its BBB rating to the 2016 Notes and in October 2009 Moody’s assigned its BBB rating to the 2019 Notes and to the 2039 Notes and affirmed each of the ratings noted above.

In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI at BBB; the rating for RCI’s senior unsecured debt at BBB; and the rating for RCI’s senior subordinated debt at BBB-, each with a Stable outlook. Also in May 2009, Fitch assigned its BBB rating to the 2016 Notes and in October 2009 Fitch assigned its BBB rating to the 2019 Notes and to the 2039 Notes.

In summary, the ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa2 from Moody’s represent investment grade ratings.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D in the case of Standard & Poor’s, C in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

ITEM 8 - MARKET FOR SECURITIES

Class A Voting shares (RCI.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. Class B Non-Voting shares (in Canada: RCI.B, in United States: RCI, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.

Item 8.1 - Trading Price and Volume

The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the Toronto Stock Exchange for Class A Voting shares and Class B Non-Voting shares.

RCI.A

Date	High	Low	Close	Volume
2009/01	40.50	34.00	36.49	112,440
2009/02	38.00	30.20	31.85	43,979
2009/03	33.30	27.72	31.00	39,930
2009/04	31.90	28.40	30.81	80,848
2009/05	34.77	31.03	33.90	40,575
2009/06	34.95	30.10	32.12	47,066
2009/07	33.51	30.15	32.02	29,570
2009/08	32.80	30.94	31.90	37,216
2009/09	33.10	30.73	31.30	44,355
2009/10	34.00	29.09	32.59	103,286
2009/11	34.92	32.25	32.75	61,855
2009/12	34.50	30.70	33.36	73,037

RCI.B

Date	High	Low	Close	Volume
2009/01	37.50	31.34	34.58	33,824,408
2009/02	36.25	28.47	29.92	34,312,031
2009/03	31.00	25.40	29.05	51,378,979
2009/04	30.19	26.37	29.32	43,478,091
2009/05	33.18	29.30	32.42	45,340,945
2009/06	33.15	28.87	29.90	51,933,369
2009/07	31.88	28.29	29.93	35,341,579
2009/08	30.99	28.59	30.14	34,875,378
2009/09	31.33	29.46	30.23	44,568,991
2009/10	33.34	27.40	31.75	61,022,260
2009/11	34.27	31.37	31.75	43,360,171
2009/12	34.06	29.80	32.69	55,963,535

Item 8.2 - Prior Sales

N/A

ITEM 9 - ESCROWED SECURITIES

N/A

ITEM 10 - DIRECTORS AND OFFICERS

Following is a list of directors and executive officers of the Company as of December 31, 2009, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Alan D. Horn (6)(9)(11)	Director and Chairman and member of the Advisory Committee of the Rogers Control Trust
Philip B. Lind (11)	Director and member of the Advisory Committee of the Rogers Control Trust and Executive Vice President, Regulatory and Vice Chairman
Nadir H. Mohamed	Director and President and Chief Executive Officer
William W. Linton	Executive Vice President, Finance and Chief Financial Officer
Robert W. Bruce	President, Communications
Edward S. Rogers (2)(3)(7)(8)(11)	Director, Deputy Chairman and Executive Vice President, Emerging Businesses and Corporate Development and Chair of the Rogers Control Trust
Anthony P. Viner	President, Rogers Media
Robert F. Berner	Executive Vice President, Network and Chief Technology Officer
Jerry Brace	Executive Vice-President, Information Technology and Chief Information Officer
David P. Miller	Senior Vice President, General Counsel and Secretary
Kevin P. Pennington	Senior Vice President, Human Resources and Chief Human Resources Officer
Melinda M. Rogers (3)(6)(7)(8)(11)	Director, Senior Vice President, Strategy and Development and Vice-Chair of the Rogers Control Trust
Ronald D. Besse (1)(5)(6)	Director
C. William D. Birchall (1)(3)(7)	Director
John H. Clappison (1)(6)	Director
Peter C. Godsoe, O.C. (2)(3)(4)(5)(7)(11)	Director and member of the Advisory Committee of the Rogers Control Trust
Thomas I. Hull (2)(4)(5)(7)(11)	Director and member of the Advisory Committee of the Rogers Control Trust
Isabelle Marcoux (4)	Director
The Hon. David R. Peterson, P.C., Q.C. (6)	Director
Loretta A. Rogers (8)(11)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers (6)(8)(11)	Director and member of the Advisory Committee of the Rogers Control Trust
William T. Schleyer (5)	Director
John A. Tory, Q.C. (2)(3)(4)(5)(7)(11)	Director and member of the Advisory Committee of the Rogers Control Trust
J. Christopher C. Wansbrough (1)(2)(6)(7)	Director
Colin D. Watson (1)(10)	Director

____________

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating Committee

(4)	Denotes member of the Corporate Governance Committee.

(5)	Denotes member of the Compensation Committee.

(6)	Denotes member of the Pension Committee.

(7)	Denotes member of the Finance Committee.

(8)
Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, in the RCI’s Information Circular.

(9)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Company, when it filed for bankruptcy protection on October 15, 2002.

(10)
Mr. Watson was a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

(11)
Voting control of RCI is held by the Rogers Control Trust. See the section entitled “2008 Highlights” under Item 4.1 above. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.

Alan D. Horn, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn was Acting President and Chief Executive Officer from October 2008 to March 2009. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited, a Rogers family holding company, since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006.  He is also a director of Fairfax Financial Holdings Limited, CCL Industries Inc. and March Networks Corporation. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is Executive Vice President, Regulatory and Vice Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront) and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Nadir H. Mohamed, resides in Toronto, Ontario, Canada and was appointed President and Chief Executive Officer in March 2009. Mr. Mohamed has been a director of RCI and President and Chief Operating Officer, Communications Group from May 2005 to March 2009. Mr. Mohamed joined Rogers Wireless in August 2000 as President and Chief Operating Officer and served as President and Chief Executive Officer from July 2001 to May 2005. Mr. Mohamed is a member of TD Bank Financial Group’s Board of Directors and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

William W. Linton, resides in Toronto, Ontario, Canada and has been Executive Vice President, Finance and Chief Financial Officer since September 2009. Mr. Linton was Senior Vice President, Finance and Chief Financial Officer since February 2007 and was previously Vice President, Finance and Chief Financial Officer of RCI from March 2006 to February 2007. Mr. Linton served as Executive Vice President of RCI from July 2005 when Rogers acquired Call-Net Enterprises Inc. until March 2006. Prior to joining Rogers, Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999. Mr. Linton is a Chartered Accountant. Mr. Linton has been a director of Softchoice Corporation since 2007 as well as a member of the nominating and governance committee.

Robert W. Bruce, resides in Toronto, Ontario, Canada and was appointed President, Communications in September 2009. He served as President, Rogers Wireless from May 2005 to September 2009. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer and President, Wireless Data Services. Prior to joining Rogers Wireless, Mr. Bruce was Senior Vice President, Marketing at BCE Mobile Communications. Previously, Mr. Bruce held senior operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert.

Edward S. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers was appointed Deputy Chairman and Executive Vice President, Emerging Business and Corporate Development in September 2009. Mr. Rogers was President, Rogers Cable Communications Inc. from December 2003 to September 2009. Previously, he worked for Comcast Corporation, Philadelphia from 1993 to 1996, and has served as Vice President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA, Rogers Cable Inc., from 1998 to 2000; and Senior Vice-President, Planning and Strategy, RCI, from 2000 to 2002. Mr. Rogers is the Honourary Co-Founding Chairperson of the OneXOne Foundation and is a board member of the Toronto SickKids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

Anthony P. Viner, resides in Toronto, Ontario, Canada and has served as President, Rogers Media since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as President of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989 was appointed President of Rogers Broadcasting Limited. Since February 2002, Mr. Viner has been Chief Executive Officer of Rogers Broadcasting Limited.

Robert F. Berner, resides in Unionville, Ontario, Canada and has been our Executive Vice President, Network and Chief Technology Officer since April 2006. He was appointed Senior Vice President and Chief Technology Officer of Wireless in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been associated with us since 1985.

Jerry Brace resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Information Technology and Chief Information Officer in September 2009. Previously, he served as Senior Vice-President, Information Technology from February 2008 to September 2009. Prior to joining Rogers, Mr. Brace was Vice President, Customer Billing Services beginning September 1999 at Nextel Communications Incorporated and later Sprint Nextel Corporation.

David P. Miller, resides in Toronto, Ontario, Canada and was appointed our Senior Vice President, General Counsel and Secretary in February 2007. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002.

Kevin P. Pennington, resides in Toronto, Ontario, Canada and has served as our Senior Vice President, Human Resources and Chief Human Resources Officer since November 2005. Prior to joining RCI, Mr. Pennington served as Senior Vice President, Human Resources for Agere Systems, a spin-off of Lucent Technologies. Mr. Pennington holds a Master of Science, Human Resources as well as a Bachelor of Science, Behavioural Management, from Shippensburg University, PA.

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers has served as our Senior Vice President, Strategy and Development of RCI since October 2006. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and iBahn Corporation. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.

Ronald D. Besse, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Corporation. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration in 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

C. William D. Birchall, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants of England and Wales.

John H. Clappison, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2006. Mr. Clappison was associated with PricewaterhouseCoopers from 1968.  From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers.  Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Canadian Real Estate Investment Trust. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Peter C. Godsoe, O.C., resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe serves as a director of Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC and Onex Corporation. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas I. Hull, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Isabelle Marcoux, resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux has served as Transcontinental Inc.’s Vice Chair since 2007 and Vice President, Corporate Development since 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, the Fondation du maire de Montréal and the Montreal Museum of Fine Arts. Ms. Marcoux also sits on the board of a majority of the corporations held by Transcontinental Inc. in partnership with others, including Metropolitan Publications Inc. (the publisher of the Metro daily newspaper).

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart and Franco-Nevada Corporation. Mr. Peterson is Chancellor of The University of Toronto, Chairman of the successful Toronto Bid for 2015 Pan Am Games, a director of St. Michael’s Hospital, the Shaw Festival and the Toronto Community Foundation. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Loretta A. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation.  Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

Martha L. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008. Ms. Rogers is a practicing Doctor of Naturopathic Medicine.  She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario.  Ms. Rogers serves on several charitable boards including as Vice Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc.

William T. Schleyer, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003.  Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet service provider from January 2003 to February 2007.  Mr. Schleyer is a director of CRA International, Inc. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and a M.B.A., Harvard Business School.

John A. Tory, Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory also serves as a director of Thomson Reuters Corporation, The Woodbridge Company Limited and a member of the Governing Council of the Sunnybrook Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

J. Christopher C. Wansbrough, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as non-executive Chairman and a director of certain private companies which control RCI, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997.  Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002.  Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of Vector Aerospace Corporation, B Split II Corporation, SL Split Corp., NorthStar Aerospace Inc., Louisiana-Pacific Corporation and DALSA Corporation. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

As at December 31, 2009, RCI’s directors and officers as a group owned, directly or indirectly, an aggregate 1,279,520 Class A Voting shares of RCI, representing approximately 1.1% of the issued and outstanding Class A Voting shares of RCI. Certain directors have positions with the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See Item 4.1 above, 2008 Highlights.

Composition of the Board

The Board currently has 18 members.

Independent Directors

The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation.  The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment.  These standards can be reviewed in the Corporate Governance section of our Corporation’s website at www.rogers.com.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Ronald D. Besse
C. William D. Birchall
John H. Clappison
Peter C. Godsoe, O.C.
Thomas I. Hull
Isabelle Marcoux
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson

As a result, a majority of the Board consists of independent directors.

Lead Director

Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board.  Shareholders wishing to contact the lead director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

Board Committees

The Board has 7 permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our Company’s website at www.rogers.com.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)           Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of the Company. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)           Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Corporate Governance Practices

The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers and of others dealing with us.  Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at www.rogers.com.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees, which we refer to as the Codes.  The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

The Codes can be reviewed in the Corporate Governance section of our Company’s website at www.rogers.com.

ITEM 11 - PROMOTERS

N/A

ITEM 12 - LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Item 12.1 - Legal Proceedings

The following section is incorporated by reference herein: “Risks and Uncertainties Applicable to RCI and our Subsidiaries”, section contained on pages 42 to 47 of our Management’s Discussion and Analysis for the year ended December 31, 2009.

Item 12.2 Regulatory Actions

N/A

ITEM 13 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

N/A

ITEM 14 - TRANSFER AGENTS AND REGISTRARS

The Canadian Transfer Agent and Registrar is Computershare Investor Services Inc. 100 University Avenue, Toronto, Ontario M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado, 80401. The registers are located at New York and Denver.

ITEM 15 - MATERIAL CONTRACTS

N/A

ITEM 16 - INTEREST OF EXPERTS

Item 16.1 - Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 - Interest of Experts

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder.

ITEM 17 - AUDIT COMMITTEE

Item 17.1 - Audit Committee Mandate

Purpose Of Audit Committee

The Audit Committee shall assist the Board  of the Company in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) the systems of internal accounting and financial controls, (v) disclosure controls, (vi) the qualifications, independence, appointment and oversight of the work of the external auditors, (vii) the qualifications and performance of the internal auditors and (viii) compliance with applicable legal and regulatory requirements.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)
Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)
Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair And Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources And Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management of the Company.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1. Financial Reporting Process and Financial Statements

(a)
in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)
review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)
review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be disclosed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review an annual report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)
following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)
review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures; and

(h)	meet separately, periodically, with management, with the internal auditors and with the external auditors.

2. External auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)
be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

(d)
pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)
consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(g)
request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationship with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3. Accounting Systems, Internal Controls and Disclosure Controls

(a)
oversee management’s design and implementation of and reporting on internal controls, receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function;

(c)
review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(d)
review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)
review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

4. Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

5. Additional Responsibilities

(a)	discuss policies with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)
report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s mandate on an annual basis.

Item 17.2 - Composition of the Audit Committee

The following individuals are the members of the Audit Committee, each of whom is considered to be independent other than Mr. Wansbrough:

Ronald D. Besse (Chairman)
C. William D. Birchall
John H. Clappison
J. Christopher Wansbrough
Colin D. Watson

Please see Item 17.5 below with respect to Mr. Wansbrough.

Item 17.3 - Relevant Education and Experience

Each member of the Audit Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit Committee based on his education and experience as summarized below:
Mr. Besse (Chair)	-	former Chairman, President & Chief Executive Officer, Gage Learning Corporation

Mr. Birchall	-	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation

Mr. Clappison	-	Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers

Mr. Wansbrough	-	Chartered Financial Analyst; former President of National Trust Company

Mr. Watson	-	former President & Chief Executive Officer of Vector Aerospace Corporation; former Vice Chairman, President & Chief Executive Officer of Spar Aerospace Limited

Item 17.4 - Reliance on Certain Exemptions

N/A

Item 17.5 - Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Mr. Wansbrough serves as the non-executive Chairman of certain private Rogers family holding companies which are controlled by our controlling shareholder, the Rogers Control Trust. As such, he is considered an “affiliated entity” of the Company, and would therefore not be independent for purposes of serving on the Audit Committee, pursuant to National Instrument 52-110. However, Mr. Wansbrough qualifies for an exemption from the independence requirement as, pursuant to National Instrument 52-110, the Board has determined that Mr. Wansbrough has no direct or indirect material relationship with the Company, our subsidiaries, our controlling shareholder or the private Rogers family holding companies referred to above that could reasonably be expected to interfere with the exercise of his independent judgment as a member of the Audit Committee and is otherwise independent in accordance with the exemption. The board believes that with Mr. Wansbrough’s experience, it is in the best interest of the company and its shareholders for Mr. Wansbrough to serve on the Audit Committee.

Item 17.6 - Reliance on Section 3.8

N/A

Item 17.7 - Audit Committee Oversight

N/A

Item 17.8 - Pre-Approval Policies and Procedures

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

1.
Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.
Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter.

3.
The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.

The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 17.9 - External Auditors’ Fees and Services

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2009 and 2008, and fees billed for other services rendered by KPMG LLP.

	Year ended December 31,
	2009	2008
Audit Fees(1)	$7,256,109	$6,783,318
Audit-related Fees(2)	446,625	373,872
Tax Fees(3)	1,473,710	3,078,698
All Other Fees(4)	572,570	1,482,189
Total	$9,749,014	$11,718,077
____________

NOTES:

(1)
Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services, consultations relating to adoption of IFRS and French translation of certain filings with regulatory authorities.

ITEM 18 - ADDITIONAL INFORMATION

Item 18.1 - Additional Information

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying Management’s Discussion and Analysis. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Note 25.

The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at www.sedar.com.